

BLAZNTECH, INC.

Unaudited Financial Statements for The Period of January 1, 2019 to December 31, 2019

May 26, 2020

Independent Accountant's Review Report

To Management
Blazntech, Inc.
Charlotte, NC

I have reviewed the accompanying balance sheet of Company, Inc. as December 31, 2019, and the related statements of income, retaining earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility to conduct the review in accordance with Statements on Standards for Accounting and review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

James A. Cox III, EA, CTRS
May 26, 2020

BLAZNTECH, INC
BALANCE SHEET
December 31, 2019
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ASSESTS

CURRENT ASSETS

Cash	2,705
Inventory	220,000

TOTAL CURRENT ASSETS	$	222,705

OTHER CURRENT ASSETS

Loan to Shareholders	58,739

TOTAL OTHER CURRENT ASSETS	$	58,739

TOTAL ASSETS	**$**	**281,444**

LIABILITES AND STOCKHOLDERS' EQUITY

LIABILITIES

  LONG-TERM LIABILITIES

Meyliker Loan	40,020
Paul Bardosh Loan	110,000
PQC Loan	15,000
Robert Ash Loan	5,500
Shareholder Notes Payable	42,721

TOTAL LONG-TERM LIABILITIES	$	213,241
TOTAL LIABILITIES	$	213,241

EQUITY

BLAZnTech Stock	35,000
Capital Stock	100
Opening Balance Equity	54,508
Retained Earnings	9,888
Net Income	-31,293

TOTAL EQUITY	$	68,203
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**281,444**

BLAZNTECH, INC
INCOME STATEMENT
FOR THE PERIOD JANUARY 1, 2019 TO DECEMBER 31, 2019

	Total
Income	
Sales	13,734
Total Income	$ 13,734
COST OF GOODS SOLD	
Subcontracted Services	104
Supplies & Materials	24,971
Total Cost of Goods Sold	$ 25,075
Gross Profit	$ -11,341
Expenses	
Advertising	5,127
Automobile Expense	
Fuel	182
Total Automobile Expense	182
Bank Service Charges	238
Computer and Internet Expenses	111
Dues and Subscriptions	494
Legal & Professional Fees	3,900
Meals and Entertainment	709
Office Expenses	475
Postage & Shipping	799
Public Relations	999
Telephone Expense	1,383
Travel	
Hotel	1,242
Taxi	651
Train	171
Total Travel	$ **3,912**
Virtual Office Processing Center	1,642
Total Expenses	$ 19,952
Net Operating Income	$ **-31,293**

BLAZNTECH, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2019 TO DECEMBER 31, 2019

		Total
OPERATING ACTIVITIES		
Net Income		-31,293
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		20,000
Loans to Stockholders		-15,770
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	-4,230
Net cash provided by operating activities	$	**-27,063**
FINANCING ACTIVITIES		
Shareholder Notes Payable		22,233
Meyliker Loan		10
PQC Loan		15,000
Robert Ash Loan		-44,500
BLAZnTech Stock		35,000
Net cash provided by financing activities	$	27,743
Net cash increase for period	$	2,025
Cash at end of period	$	**2,705**

BLANZTECH,INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
January 1, 2019 to December 31, 2019

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ORGANIZATION AND NATURE OF ACTIVITES

BLAZnTECH, Inc. ("the Company") produces the world's first and only Motorized Weapons Cleaning System, a pocket-sized tool that manages to quickly and effectively (without any disassembly) cleans most commonly used rifles and handguns. Made from glass-reinforced nylon, assembled in the United States, and covered by a lifetime warranty, the (MWCS) is guaranteed to provide a luxurious cleaning experience. Founded by a combat veteran-owned and operated company that takes great pride in delivering its necessity-based invention to an industry that is already calling the product "a vacuum in a market full of brooms".

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months of less when purchased.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company's 2019 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2023.

The Company is subject to income tax in the State of North Carolina. The Company's 2019 tax filing for the State of North Carolina will be subject to inspection by that State until expiration of the statutory period of limitations in 2024.

BLANZTECH, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Revenue

The Company earned revenue of $13,734 during the period ended December 31, 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provide on such deposits.

Licensing

The Company has an exclusive license to produce the Motorized Weapons Cleaning System ("MWCS"), its signature product, for a period of five years commencing from December of 2016. The MWCS patent is owned by a related company and is currently pending before the US Patent and Trademark Office and its international equivalents. The Company faces that patent application may fail in one or more jurisdictions, which could negatively affect the Company's legal ability to better sole provider of the MWCS.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 26, 2020 the date the financial statements were available to be issued.